 Toro Ventures Inc.

12340 Seal Beach Blvd.

Suite#B - 190

Seal Beach, CA 90740

March 19, 2010

By Fax 202-772-9244 and by Edgar Filing

John Cannarella

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

cc: Mr. Bill MacDonald, Esq. (attorney for Toro Ventures)

            Re:      Toro Ventures Inc.

                        Form 10-KSB for the Fiscal Year Ended June 30, 2008

                        Filed September 26, 2008

                        Response Letter Dated July 7, 2009

                        Response Letter Dated August 31, 2009

Response Letter Dated December 7, 2009

                        File No. 000-51974

Dear Mr. Cannarella,

I received your letter inquiry request for information dated January 28, 2010.

With respect to your request I have immediately commenced my own inquiries, questions and answers regarding items 1-3. I have researched and examined the available documentation available to me from the previous administration in order to be as precise as possible in my response. Consequently, the questions raised in your letter and the facts relating thereto have been answered to the best of my ability.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Report of Independent Registered Public Accounting Firm

1. The Company was audited by Gordon K. W. Gee since inception until August 23, 2007.  From August 24, 2007 to present, the auditors are Fazzari and Partners. The Company will state in the up coming subsequent financial statements that are to be filed with the SEC that the financial statements since inception are unaudited.  The Company does regard that each of the financial periods that were audited by Gordon K. W. Gee and Fazzari and Partners to be audited.  The Company also deems it impractical to re-audit the periods since inception because the Company has changed auditors numerous times in the past.

2. We will make the accounting adjustments to record the subscription receivable as a deduction from common stock in accordance with 505-10-S45-2 of the Codification.

The subscription receivable was recorded as a reduction in cash used for operating activities on the statements of cash flow as we had erroneously recorded the subscription receivable as a current asset during the filing.  Naturally, this increase in current assets by the recording of the subscription receivable gave rise to an effect in the statements of cash flow.  This entry will be reversed when the subscription receivable is recorded as a deduction from common stock

The Company deems it immaterial to change our disclosure of this transaction and its impact on the cash flow statement in our filing of the 10 KSB for June 30, 2008.  However, on a prospective basis, the Company will reclass the $50,000 subscription receivable into Cash from Financing Activites from Cash Provided by Operating Activities on the filing of the 10Q and 10K for the Company.   Concurrent with the reclassification entry, all comparative amounts will also be reclassed on the filings.

3. We will redraft our disclosure to conclude that the Company's internal controls over financial reporting were effective.

We trust that you will find our above-noted responses to your inquiries satisfactory. Should you have any further questions or comments, please do not hesitate to contact me by phone at (310) 245-4160 and/or by email to ToroVentures@gmail.com or to our corporate attorney fax (604) 681-4760.

Sincerely

-s-

Gregory Rotelli

President

Toro Ventures, Inc.

Attachment Report of Independent Registered Public Accounting Firm

September 26, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of:

                                    Toro Ventures Inc.

We have audited the accompanying balance sheet of Toro Ventures Inc. as at June 30, 2008 and the statements of stockholders' equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and the results of its operations and cash flows for the year then ended, in conformity with the accounting principals generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred losses from operations since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fund its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to this matter is also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The comparative figures were reported on by another accounting firm.

FAZZARI + PARTNERS LLP

Charted Accountants

Licensed Public Accountants